

Ocean Renewable Power Company, Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2018

CONTENTS

Independent Auditor's Report

To the Stockholders
Ocean Renewable Power Company, Inc. and Subsidiaries
Portland, Maine

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Ocean Renewable Power Company, Inc. and Subsidiaries, which comprise the consolidated balance sheet of as of December 31, 2018, and the related consolidated statements of operations and comprehensive income, changes in deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in *Government Auditing Standards,* issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Renewable Power Company, Inc. and Subsidiaries as of December 31, 2018, and the consolidated results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

To the Stockholders
Ocean Renewable Power Company, Inc. and Subsidiaries

Prior Period Financial Statements

The 2017 consolidated financial statements were reviewed by us, and our report thereon, dated March 4, 2019, stated we were not aware of any material modifications that should be made to those consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United State of America. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the consolidated financial statements.

Other Reporting Required by _Government Auditing Standards_

In accordance with _Government Auditing Standards_, we have also issued our report, dated April 25, 2019, on our consideration of Ocean Renewable Power Company, Inc. and Subsidiaries' internal control over financial reporting and on our tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements and other matters. The purpose of that report is solely to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on the effectiveness of Ocean Renewable Power Company, Inc. and Subsidiaries' internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with _Government Auditing Standards_ in considering Ocean Renewable Power Company, Inc. and Subsidiaries' internal control over financial reporting and compliance.

Wipfli LLP

South Portland, Maine
April 25, 2019

OCEAN RENEWABLE POWER COMPANY, INC.
AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2018 (Audited) and December 31, 2017 (Reviewed)

	December 31,	
Assets	**2018**	2017
Current assets		
Cash and cash equivalents	**$ 2,058,191**	$ 1,933,937
Accounts receivable	**408,776**	214,675
Prepaid assets	**2,004**	2,100
Total current assets	**2,468,971**	2,150,712
Property and equipment, net	**87,142**	
Project development costs	**801,515**	431,143
Idle property	**870,927**	870,927
Other assets	**283,745**	281,163
Total assets	**$ 4,512,300**	$ 3,733,945
Liabilities and Deficit		
Current liabilities		
Accounts payable and accrued liabilities	**$ 222,464**	$ 223,179
Interest payable	**18,795**	22,871
Amounts due to related parties		20,326
H2020 grant advance	**509,240**	842,135
Notes payable	**700,000**	700,000
Total current liabilities	**1,450,499**	1,808,511
Long-term liabilities		
Working capital loan	**737,705**	519,075
Project development loans	**3,862,337**	3,862,337
Asset retirement obligation	**149,120**	139,364
Total long-term liabilities	**4,749,162**	4,520,776
Total liabilities	**6,199,661**	6,329,287
Deficit		
Preferred stock - $0.0001 par value	**5**	5
Authorized - 80,000 shares		
Issued and outstanding - 52,211 shares		
Common stock - $0.0001 par value	**116**	100
Authorized - 1,916,500 shares		
Issued and outstanding -1,157,566 and 997,566 shares, respectively		
Additional paid-in capital	**5,704,551**	2,372,660
Accumulated deficit	**(7,292,159)**	(4,803,973)
Accumulated other comprehensive loss	**(99,874)**	(164,134)
Total deficit	**(1,687,361)**	(2,595,342)
Total Liabilities and Deficit	**$ 4,512,300**	$ 3,733,945

See independent auditor's report.
The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RENEWABLE POWER COMPANY, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income
For the Years ended December 31, 2018 (Audited) and 2017 (Reviewed)

	For the Years Ended December 31,	
	2018	2017
Revenue		
Consulting revenue	$ **53,190**	$ 298,861
R&D grants revenue	**2,686,987**	2,966,557
Other income	**7,356**	1,405
Total Revenue	**2,747,533**	3,266,823
Expenses		
Operations & maintenance	**114,194**	90,325
General & adminstrative	**2,513,955**	2,059,678
Research & development	**2,314,134**	2,592,343
Stock-based compensation	**131,907**	662,665
Write off of development costs		125,377
Total operating expenses	**5,074,190**	5,530,388
Operating Loss	**(2,326,657)**	(2,263,565)
Other Expenses, Gains, and Losses		
Interest expense	**(84,779)**	(639,606)
Other expenses	**1,793**	(1,105)
Depreciation expense	**(2,629)**	
Accretion expense	**(9,756)**	(9,117)
Foreign exchange (loss) gain	**(66,158)**	67,050
Net Loss	**(2,488,186)**	$ (2,846,343)
Other Comprehensive Loss		
Foreign currency translation adjustment	**64,260**	(108,239)
Total Comprehensive Loss	$ **(2,423,926)**	$ (2,954,582)

OCEAN RENEWABLE POWER COMPANY, INC.
AND SUBSIDIARIES
Consolidated Statements of Changes in Deficit

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2016 (Audited)				$ (33,720,128)	$ (55,895)	$ (33,776,023)
Conversion of promissory notes to members' capital				31,762,598		31,762,598
Conversion of Limited Liability Company to Corporation		$ 100	$ (1,957,630)	1,957,530		-
Reclassification of negative additional paid-in capital to retained earnings			1,957,630	(1,957,630)		-
Issuance of preferred stock	$ 5		1,709,995			1,710,000
Stock-based compensation			662,665			662,665
Net loss				(2,846,343)		(2,846,343)
Foreign currency translation adjustment					(108,239)	(108,239)
Balance at December 31, 2017 (Reviewed)	$ 5	100	$ 2,372,660	$ (4,803,973)	$ (164,134)	$ (2,595,342)
Issuance of common stock		16	3,199,984			3,200,000
Stock-based compensation			131,907			131,907
Net loss				(2,488,186)		(2,488,186)
Foreign currency translation adjustment					64,260	64,260
Balance at December 31, 2018 (Audited)	$ 5	$ 116	$ 5,704,551	$ (7,292,159)	$ (99,874)	$ (1,687,361)

.

OCEAN RENEWABLE POWER COMPANY, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 (Audited) and 2017 (Reviewed)

	2018	2017
Cash flows from operating activities		
Net loss	**$ (2,488,186)**	$ (2,846,343)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	**2,629**	
Accretion expense	**9,756**	9,117
Amortization of deferred loan fees	**1,774**	1,171
Stock-based compensation	**131,907**	662,665
Write off development costs		125,377
Changes in operating assets and liabilities:		
Accounts receivable	**(196,073)**	87,053
Prepaid assets and other assets	**(372,988)**	5,676
Accounts payable and accrued liabilities	**2,980**	25,377
Interest payable	**(4,076)**	593,256
Grant advance	**(303,032)**	(187,821)
Net cash used in operating activities	**(3,215,309)**	(1,524,472)
Cash flows from investing activities		
Purchase of property and equipment	**(91,313)**	
Net cash used in investment activities	**(91,313)**	-
Cash flows from financing activities		
Proceeds from issuance of preferred stock		1,710,000
Proceeds from issuance of common stock	**3,200,000**	
Proceeds from working capital loan	**216,856**	
Proceeds from short term note payable		500,000
Proceeds from long term loan		223,707
Related party advances (payments)	**47,714**	(9,778)
Net cash provided by financing activities	**3,464,570**	2,423,929
Effect of foreign currency changes on cash	**(33,694)**	(108,239)
Net change in cash and cash equivalents	**124,254**	791,218
Cash and cash equivalents at beginning of year	**1,933,937**	1,142,719
Cash and cash equivalents at end of year	**$ 2,058,191**	$ 1,933,937

Supplemental disclosures of cash flow information:

	2018	2017
Cash paid during the year for:		
Interest	**$ 88,855**	$ 46,228

Effect of foreign currency changes on cash:

The functional currencies of the Company's foreign subsidiaries are the Canadian dollar (CND) and Euro (€). The functional currency is translated into U.S. dollars prior to consolidation of the financial statements. Because the various items on the consolidated balance sheet, consolidated statement of operations and consolidated statement of cash flows are converted using different exchange rates depending on the nature of the item, the translation adjustment affecting cash transactions is presented as the effect of foreign currency changes on cash.

Supplemental disclosures of non-cash investing and financing activity:

Conversion of promissory notes and related interest payable to membership units	**$ 31,762,598**
Conversion of limited liability company to corporation - additional paid in capital to retained earnings	**$ 1,957,630**

See independent auditor's report.

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization

Ocean Renewable Power Company, Inc. (together with its subsidiaries, is herein referred to as the Company or ORPC), a Delaware corporation, was formed as a Delaware limited liability company on June 4, 2009 by Caithness ORPC LLC and ORPC Holdings, LLC (collectively, the ORPC LLC Members). On March 27, 2017, the Company converted $31,762,598 of its debt to equity, and on April 4, 2017, the Company converted to a Corporation, at which time the ORPC LLC Members, and numerous Economic Interest Holders' membership units were transferred to common stock in the Company.

The purpose of the Company is to improve people's lives, and their environment, through sustainable energy solutions. ORPC develops technology, projects and services to produce electricity from river, tidal and deep ocean currents. The Company has a federally licensed project in Maine, is partnering with a local community on a project in Alaska and is pursuing business development opportunities in Canada, Ireland and Chile. The Company is also exploring other locations domestically and abroad to deploy and/or license and/or sell its technology, know-how and services.

(2) Summary of Significant Accounting Policies and Practices

a) Consolidation

The accompanying consolidated financial statements include the accounts of Ocean Renewable Power Company, Inc. and its wholly-owned subsidiaries: ORPC Maine, LLC; ORPC Alaska, LLC; ORPC Solutions, LLC; ORPC Services, LLC; ORPC International, Inc; ORPC Ireland, Ltd; and Énergies Marines Renouvelables Quebecoises (EMARQ). Due to non-activity, ORPC International, Inc. was dissolved on December 31, 2017 and ORPC Services, LLC was dissolved on March 1, 2018. All significant intercompany balances and transactions have been eliminated in consolidation.

b) Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flows, the Company considers all money market instruments purchased with an initial maturity of three months or less to be cash equivalents.

c) Accounts Receivables and Revenue Recognition

The Company recognizes revenue on consulting contracts ratably over the applicable contract periods or as services are performed. Accounts receivable are recorded at the invoiced amount net of any allowances, if applicable, and do not bear interest.

The Company performs product development and research and development projects for commercial companies and government agencies under various contracts. Cost shared contracts provide for the reimbursement of allowable costs. Revenue from cost shared contracts is recognized as services are performed. Cost reimbursement contracts provide for the reimbursement of allowable costs and the payment of a pre-established fee. Revenue from cost reimbursement contracts is recognized as services are performed. In each type of contract, the Company receives periodic payments. All payments to the Company for work performed on contracts with agencies of the U.S. Government are subject to audit and adjustment. Adjustments, if any, are recognized in the period made.

(2) Summary of Significant Accounting Policies and Practices – continued

d) *Concentration of Credit Risk*

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and receivables. The Company and its subsidiaries maintain cash accounts in three commercial banks, one located in Maine, one located in Canada, and one located in Ireland. The accounts at the Maine bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The account at the Canadian bank is guaranteed by the Canadian Deposit Insurance Corporation (CDIC) up to $100,000 in Canadian currency. The account at the Ireland bank is guaranteed by the Central Bank of Ireland (CBI) Deposit Guarantee Scheme up to €100,000. As a result of the volume of transactions that are conducted through each bank account, cash balances may exceed the FDIC, CDIC, and CBI maximum insured limits at various times throughout the year. No losses on excess deposits were incurred during 2018 or 2017, and the Company believes it is not exposed to any significant credit risk on cash.

e) *Project Development Costs*

Project development costs, which include permitting, preconstruction, construction and administrative costs directly attributable to the project locations, are being capitalized and will be reclassified to fixed assets when the related project site is placed in service and production commences. The Company reviews project development costs on an annual basis for viability.

f) *Research and Development*

Research and development costs are expensed as incurred.

g) *Property and Equipment*

Property and equipment are recorded at cost. Property and equipment are depreciated by the straight-line method with lives ranging from 5-10 years. The Company's policy is to capitalize items with the cost of $5,000 or greater with the useful lives of one year or more.

h) *Asset Retirement Obligations*

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB ASC Subtopic 410-20, Asset Retirement Obligations and Environmental Obligations - Asset Retirement, arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties, when realization is probable, are separately recorded as assets, and are not offset against the related environmental liability.

The Company's policy is to initially measure the liability at fair value and subsequently adjust for accretion expense and changes in the amount or timing of the estimated cash flows.

In 2012, the Company recognized an asset retirement obligation (ARO) for the assets placed in service at Cobscook Bay, Maine, under Federal Energy Regulatory Commission (FERC) licensing requirements. The end of the useful life of the asset has been estimated to be 20 years. The liability was estimated using the present value of expected future cash flows assuming 2% inflation and discounted at 7%.

(2) Summary of Significant Accounting Policies and Practices – continued

The following table presents the activity for the ARO for the years ended December 31, 2018 and 2017:

Balance at December 31, 2016	$	130,247
Accretion expense - 2017		9,117
Balance at December 31, 2017		139,364
Accretion expense - 2018		9,756
Balance at December 31, 2018	$	149,120

i) *Impairment of Long-Lived Assets*

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is not recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated discounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. See Note 5.

j) *Income Taxes*

Management has evaluated the Company's tax positions and concluded that, as of December 31, 2018 and 2017, it has taken no uncertain tax positions that would require an adjustment to the consolidated financial statements. When necessary, the Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes. The Company is subject to U.S. federal and state examinations by tax authorities for three years after the filing of the return. The Company files separate income tax returns for its foreign subsidiaries in Canada and Ireland.

Prior to the Corporate Conversion, the Company was a limited liability company, which is not a tax paying entity at the corporate level. Each member was instead individually responsible for such member's share of the Company's income or loss for income tax reporting purposes. Net operating losses incurred by the Company through the date of the Corporate Conversion have been, or will be, used by the members to offset gains on other interests and are, therefore, not able to be carried forward to the Company.

Effective as of the Corporate Conversion, deferred tax assets and liabilities are recorded for the expected future tax consequences of events that have been included in the consolidated financial statements or income tax returns. Deferred taxes are determined on the basis of the differences between the carrying amount of assets and liabilities for financial statement and income tax purposes at enacted rates in effect for the years in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. Deferred tax assets and liabilities are offset and presented as a single non-current amount as an asset or liability as applicable.

(2) Summary of Significant Accounting Policies and Practices – continued

k) Corporate Conversion

As noted in Note 1, on April 4, 2017, the Company completed a corporate conversion and converted from a limited liability company to a Delaware corporation (the "Corporate Conversion"). Immediately prior to the Corporate Conversion, $31.76 million of the Company's promissory notes, including accrued interest payable, was converted into 3,568,615 newly authorized membership units (the "Debt Conversion"). In connection with the Corporate Conversion, all outstanding membership units were converted into 997,566 shares of common stock of the Company, and the members of ORPC LLC became stockholders of the Company.

l) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and stockholders' equity, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses, and allocation of profits and losses during the reporting period. Actual results could differ from those estimates.

m) Comprehensive Income

The Company reports comprehensive income in accordance with ASC 220, *Comprehensive Income*, which requires that total comprehensive income be reported in the consolidated financial statements. Comprehensive income refers to net income, plus other comprehensive income, which include gains and losses from foreign currency translations. Total comprehensive income is presented in the consolidated statements operations and comprehensive income.

n) Profit Sharing Plan and 401(k)

The Company has a profit-sharing plan with a 401(k) provision for its eligible employees. Contributions to the Plan by the Company are charged to expense in the year incurred. The Company's contribution to the Plan is discretionary. To date, the Company has not had any contributions to the Plan.

o) Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014–09, *Revenue from Contracts with Customers*, to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standard (IFRS). The core principle of the guidance requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for all nonpublic entities' annual periods beginning after December 15, 2018. Management is currently evaluating the impact of adoption on its consolidated financial statements.

(2) **Summary of Significant Accounting Policies and Practices - continued**

p) Recent Accounting Pronouncements – continued

Leasing

In February 2016, the FASB issued ASU 2016–02, *Leases*. This new standard will provide users of the financial statements a more accurate picture of the assets and the long-term financial obligations of companies that lease. The standard is for a dual-model approach; a lessee will account for most existing capital leases as Type A leases, and most existing operating leases as Type B leases. Both will be reported on the balance sheet of the company for leases with a term exceeding 12 months. Lessors will see some changes too, largely made to align with the revised lease model. For nonpublic companies, the new leasing standard will apply for fiscal years beginning after December 15, 2019. Management is currently evaluating the impact of adoption on its consolidated financial statements.

q) Recently Adopted Accounting Pronouncements

Stock Compensation

In March 2016, the FASB issued ASU 2016-09, *Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting*, which simplifies several aspects of the accounting for share-based payment transactions, including income tax consequences, recognition of stock compensation award forfeitures, classification of awards as either equity or liabilities, the calculation of diluted shares outstanding and classification on the statement of cash flows. ASU 2017-09 is effective for nonpublic entities with fiscal years beginning after December 15, 2017. Management adopted this ASU for the year ended December 31, 2018, but it did not have a significant effect on the Company's consolidated financial statements.

(3) **Foreign Operations**

Operations outside the United States include subsidiaries in Canada and Ireland. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. Total assets of foreign operations comprise approximately 10% of the Company's total assets.

Results of operations for the Company's Canadian and Irish subsidiaries are translated from the local (functional) currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect as of the balance sheet date. Resulting gains or losses from translating foreign currency financial statements are recorded as other comprehensive income (loss).

The net (loss) gain on foreign currency exchange was $(66,158) and $67,050 for the years ended December 31, 2018 and 2017, respectively.

(4) Property and Equipment

Property and equipment consists of the following at December 31, 2018 and 2017:

	2018	2017
Tools and equipment	$ 89,718	
Less accumulated depreciation	2,576	
	$ 87,142	$ -

(5) Idle Property

Idle property at December 31, 2018 and 2017 consists primarily of an underwater turbine generator unit.

	2018	2017
Carrying Amount	$ 870,927	$ 870,927

The turbine was taken out of service in 2013. The Company has not incurred additional costs to refurbish and re-install the turbine since 2013 and has only been incurring annual maintenance costs of approximately $90,000 per year. There are currently no commitments or contracts obligated to refurbish and reinstall the turbine. The Company is attempting to raise funds and will decide when to refurbish and reinstall the turbine at that time.

In 2013, the Company recorded an impairment charge of approximately $2.4 million on the underwater turbine generator unit, as a result of the property and equipment's fair value, based on estimated future discounted cash flows, being below its then-current carrying value.

(6) Other Assets

Other assets at December 31, 2018 and 2017 include letters of credit for site restoration at Cobscook Bay, Maine, totaling $270,000.

(7)   Promissory Notes

On March 2, 2010, the Company entered into a Convertible Promissory Note with various investors, including New Tides ORPC LLC, one of the Company's stockholders/members (the "Note Holder"). The Note bears interest at 8%, compounded annually, and has been amended several times. The principal and interest on the Notes was converted to Equity effective March 27, 2017. There were no outstanding balances as of December 31, 2018 and 2017.

The Company's convertible promissory notes outstanding as of March 27, 2017 (the date of conversion) was, as follows:

Note Holder	Maturity Date	2017
New Tides ORPC LLC	March 27, 2017	$ 8,000,000
Susa Associates LLC	March 27, 2017	100,000
Julia Bevins	March 27, 2017	250,000
Edgar Aronson	March 27, 2017	125,000
Antonio Rossman	March 27, 2017	25,000
Carl P. Pforzheimer & Co.	March 27, 2017	275,000
Henry Vandermark	March 27, 2017	50,250
Henry Vandermark	March 27, 2017	50,000
Total		$ 8,875,250

On August 30, 2011, the Company entered into a Working Capital Promissory Note with Caithness Development LLC, a related party. On December 31, 2013, Caithness Development was merged into Spindrift Development, LLC (SDL), with SDL being the surviving entity. The balance on the note was $12,500,209 as of March 27, 2017. The principal and interest on the Note was converted to Equity on this date.

On May 4, 2017, the Company entered into a 48-month Working Capital Promissory Note with Coastal Enterprises, Inc. (CEI) for $750,000 bearing interest at 8% (Loan 6437). Of the $750,000, $525,000 was drawn in 2017. The remaining $225,000 was drawn on April 27, 2018. The Company is required to repay the funds, as follows: First 18 months, interest only, months 19-47, principal and interest payments with the balance to be paid on month 48. The amounts presented on the consolidated balances sheets are net of deferred financing costs of $4,151 and $5,925, as of December 31, 2018 and 2017, respectively.

For the years ended December 31, 2018 and 2017, the Company has recorded interest expense in connection with all promissory notes of $84,779 and $639,606, respectively.

Notes Payable

On September 15, 2016, the Company entered into an agreement with Maine Technology Institute for a 4%, $200,000 loan to be matched by $300,000. This short-term note was amended on May 4, 2017, and the total amount of the note was increased to $700,000. The accrued interest of the loan was repaid on April 30, 2018. The maturity date was extended to April 30, 2019.

(9)   Project Development Loans

Project development loans have been made to the Company by the Maine Technology Institute under several different programs. The terms of each of the loans vary, but generally call for repayment to begin once successful commercialization of Company technology is achieved. A minimum of 2% of gross revenues must be used to repay the loans. If the loans are fully repaid within three years of commercialization or first revenue, then zero interest will be charged. At December 31, 2018 and 2017, the commercialization has not yet been achieved and there have been no repayments of this loan.

If the loans are not fully repaid by this time, the Company may be required to pay interest ranging from 30% to a multiple of the outstanding balance, as per the various loan agreements. Some loans are due in full five years from first revenue, with all loans required to be paid within seven years of commercialization. No interest has been accrued on the loans since the interest to be paid cannot be accurately calculated at this time. Certain equipment is pledged as collateral for the loans.

Project development loans outstanding at December 31, 2018 and 2017 are, as follows:

Agency	Reason	
Maine Technology Assets	Maine Tidal Energy Project	$ 1,260,000
Maine Technology Institute	Beta TGU	806,137
Maine Technology Institute	Mooring System	285,000
Maine Technology Institute	Beta TGU	300,000
Maine Technology Institute	Beta TGU	211,200
Maine Technology Institute	Technology Enhancement	1,000,000
Total		$ 3,862,337

(10)   H2020 Grant Advance

In 2016, the Company received grant funds from the Innovation and Networks Executive Agency, under the power delegated by the European Commission, in advance for one of its projects in Europe and, accordingly, the Company has treated this as deferred revenue. Revenue is recognized as costs are incurred related to this specific project.

(11)   Grants, Awards and Federal Payments

The Company pursues alternative sources of funding through various government and local entities. The purpose of the grants, awards and payments is to pursue common goals of the Company and the grantor. The grants do not require payback at any time, unless amounts funded are used for unauthorized purposes. The Company accounts for these grants and receipts as increases to R&D grants revenue as earned. The table below summarizes grants, awards and payments as of December 31, 2018. Amounts reported in the committed and undrawn columns represent potentially available funds based on the Company's various grant awards. Future amounts earned or received from these awards could differ from what is reported in the table below.

Agency	Date Awarded	Reason	Committed	2018 Funded	2017 Funded	Undrawn Balance
DOE	Sep-09	Beluga Whale Study	600,000			-
DOE	Sep-09	Mooring System Development	1,034,534			-
DOE STTR	Sep-09	Airfoil refinement	150,000			-
Federal Government	Jun-10	Maine Tidal Power Initiative	75,000			-
DOE STTR	Aug-10	Turbine Design & Mfg.	750,000			-
AK Denali Comm.	Aug-10	RivGen Power Systems	830,325			-
DOE	Sep-10	TidGen Power System	10,000,000			-
DOE	Sep-10	Flume Testing	240,000			-
AK Energy Authority	Aug-12	RivGen Power Systems	1,491,750			-
US Treasury Dept	Mar-13	Cobscook Bay Project	4,004,324			-
USDA-NIFA	Sep-13	RivGen Power Systems	100,000			-
DOE	Nov-13	Advanced Controls Systems	1,727,670			-
DOE	Nov-13	Power Take off System	2,875,011		810,801	-
USDA-NIFA	Aug-14	RivGen Power Systems	450,000			-
MTI BAG	Nov-14	Research & Development Grant	45,000			-
DOE ARPA-E	Oct-15	MHK Deployment/Retrieval System	2,457,223	789,884	902,549	225,712
DOE/IVC - sub-recipient	May-16	Sub-recipient to IVC's grant	1,942,338	461,371	141,809	1,176,727
DOE	Jun-16	SBIR/STTR Ph. 1 Release 2	149,967		126,675	-
DOE	Aug-16	MHK Energy Conv. + Env. Monitor	5,350,000	715,045	650,298	3,967,896
AK Energy Authority	Dec-16	Advanced Grid Solutions Strategy	210,750	21,217	29,104	160,429
DOE	Jun-18	Design of High-Deflection Foils for MHK	571,699			571,699
		Total	35,055,591	1,987,517	2,661,236	6,102,462

Foreign Grants in Foreign Currency

Agency	Date Awarded	Reason	Committed	2018 Funded	2017 Funded	Undrawn Balance
SEAI	Aug-15	Donegal Tidal Energy Feasibility	EUR 33,610.00			EUR -
NRC-IRAP	Aug-15	Winter Hydraulics Phase I	CAD 29,115.00			CAD -
INEA	Sep-16	Tech Adv. of Ocean Energy Devices	EUR 1,330,849.00	EUR 390,110.00	EUR 275,412.00	EUR 644,379.00
Polar Knowledge Canada	May-17	Lab Testing of Turbine in Ice Water	CAD 250,906.00	CAD 241,392.00	CAD 9,514.00	CAD -
SEAI	Jun-18	Next Generation Foil Development	EUR 222,977.00	EUR 45,307.00		EUR 177,670.00

(12)   Commitments and Contingencies

a) Power Purchase Agreements

On December 31, 2012, ORPC Maine, LLC signed a long-term financial agreement with Bangor Hydro Electric Company, which became effective as of January 1, 2013. The terms of the agreement call for a 20-year term to produce tidal energy for the difference between 21.5 cent per kilowatt hour with a 2% annual increase and the hourly market price of electricity. The Maine Public Utilities Commission (MPUC) approved the contract. See Note 5 regarding idle property.

b) Leases

The Company has entered into several rental agreements for office and research space in Alaska and Maine. Rent expense for these facilities was $89,252 and $67,456 for the years ended December 31, 2018 and 2017, respectively.

The Company also has rental agreements for office and research space in Canada and Ireland. Rent expense was $9,276 (CAD) and $1,232 (CAD) for the years ended December 31, 2018 and 2017, respectively, for Canada. Rent expense was €21,000 for the years ended December 31, 2018 and 2017 for Ireland.

Future minimum rentals under the operating leases are, as follows:

Year Ending December 31,	(US - USD)	(Canada - CAD)	(Ireland - EUR)
2019	$ 84,885	$ 12,710	€ 21,000
2020	17,700	12,963	
2021		3,258	
	$ 102,585	$ 28,931	€ 21,000

c) Commitments Under Grants and Project Loans

Generally, the Company receives the proceeds from government grants and project development loans after expending funds for the specified project. For grants and loans funded in advance of the specified project expenditures, the Company has a continuing obligation to carry out the activities specified in the grant and/or loan documents. See note 10 and note 11 for available funding.

(13)   Risks and Uncertainties

The Company has not generated significant revenues to date, and consequently its development activities are subject to all the risks inherent with developing and constructing power generating facilities. The Company's activity, which is subject to significant risks and uncertainties, is dependent on the ability to fund development or construction costs through debt or equity.

(14)   Equity Incentive Plan and Stock-based Compensation

Upon the Corporate Conversion, the Board of Directors adopted an Equity Incentive Plan for eligible persons to be available to receive certain stock awards, up to 138,723 shares of common stock. The persons eligible to receive stock awards are employees, officers, directors, consultants, and advisors. The Company seeks to secure and retain the services of the eligible persons and to provide incentives to exert maximum efforts for the success of the Company.

The Company has both Incentive Stock Option agreements and Nonqualified Stock Option agreements under the plan. Under the plan, options vest over various periods ranging from fully vested at grant date to a four-year period. Options expire on April 4, 2027 and have an exercise price of $32.75. All issued options remained outstanding at the end of the year. As of December 31, 2018, the remaining contractual life of the options was 9 years.

The Company has determined that it is not possible to reasonably estimate the grant-date fair value of the options because management has been unable to identify a similar company to be used as a benchmark. Accordingly, the Company has accounted for the options using the calculated value method. Management used a peer group of companies and has used the historical closing total return values of that peer group for the five years immediately prior to the date of grant to estimate volatility. Based on this index, management has estimated volatility for the Company's stock to be 45%.

Using the Black-Scholes-Merton option pricing model, management has determined that the options have a value of $7.10 per share, resulting in total compensation cost of $821,408. Compensation cost will be recognized over a five-year service period. For the year ended December 31, 2018 and 2017, the Company recognized $131,907 and $662,665, respectively, as compensation cost. The remaining $26,836 compensation cost will be recognized over the next 3 years at the rate ranging from $2,100 - $18,000 per year.

The Company accounts for any forfeitures of options when they occur. Previously recognized compensation cost for an award is reversed in the period that the award is forfeited. No awards expired unused during 2018 or 2017.

The assumptions used, and the calculated fair value of options are, as follows:

Expected dividend yield	-0-
Risk-free interest rate	2.14%
Expected life in years	7
Expected volatility	45%
Weighted average calculated value of options granted	$7.10

(14)   Equity Incentive Plan and Stock-based Compensation – continued

A summary of the status of the Company's stock option plan as of December 31, 2018 and 2017 is presented below:

Vested options:

	Number of Shares	Weighted Average Exercise Price
Outstanding at Corporate Conversion	119,511	$ 32.75
Granted	-	
Forfeited/canceled	-	
Outstanding at December 31, 2017	119,511	$ 32.75
Granted	-	
Forfeited/canceled	(3,790)	$ 32.75
Outstanding at December 31, 2018	115,721	$ 32.75
Exercisable at end of year	111,940	$ 32.75

Nonvested options:

	Number of Shares	Weighted Average Fair Value
Nonvested options at Corporate Conversion	11,514	$ 7.10
Granted	-	
Vested	-	
Forfeited	-	
Nonvested options at December 31, 2017	11,514	$ 7.10
Granted	-	
Vested	(6,538)	$ 7.10
Forfeited	(1,195)	
Nonvested options at December 31, 2018	3,781	$ 7.10

(15)   Stockholders' Equity

Preferred Stock

By Certificate of Amendment to Certificate of Incorporation, the Company authorized 80,000 shares of Series A preferred stock, of which 52,211 shares were issued or outstanding at December 31, 2018 and 2017. The Company's board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including dividend rights, conversion right, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

(15)   Stockholders' Equity – continued

Common Stock

By Certificate of Amendment to Certificate of Incorporation, the Company authorized 1,916,500 shares of common stock, of which 1,157,566 shares were issued and outstanding at December 31, 2018. Common shares reserved for future issuance upon the exercise, issuance or conversion of the respective equity instruments at December 31, 2018 is, as follows:

Issued and Outstanding:	
Stock options	115,721
Warrants	167,604
Shares reserved for future award grants	23,002
Total	306,327

Outstanding Warrants

At December 31, 2018, the Company had outstanding warrants to purchase 167,604 shares of the Company's common stock at $32.75. The warrants are exercisable upon issuance and expire on April 5, 2022. At December 31, 2018, 167,604 shares of common stock were reserved for that purpose.

(16)   Other Comprehensive Income (Loss)

The accumulated balances related to each component of other comprehensive income (loss) were, as follows:

	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Loss
Balance at Corporate Conversion	$ (55,895)	$ (55,895)
Other Comprehensive (Loss)	(108,239)	(108,239)
Balance at December 31, 2017	(164,134)	(164,134)
Other Comprehensive Income	64,260	64,260
Balance at December 31, 2018	$ (99,874)	$ (99,874)

(17)   Provision for Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of the assets, liabilities and net operating loss carryforwards for financial reporting purposes and the amounts used for income tax purposes. On April 4, 2017 the Company converted to a Corporation.

The Company has approximately $3.4 million of unused net operating losses which can be utilized against future federal and state taxable income. These operating losses begin to expire in year 2027. The Company's Canadian subsidiary has unused operating losses of CAD $597,694 (Federal) and CAD $597,696 (Provincial) and unused tax credits of CAD $34,063 (Federal) and CAD $228,348 (Provincial) which can be utilized against future Canadian taxable income. These operating losses and credits begin to expire in year 2025.

The Company's Irish subsidiary has €58,160 of unused operating losses which can be utilized against future Ireland taxable income. These operating losses do not expire.

Deferred tax assets are comprised of $3,235,000 for project development costs, $1,100,000 for net operating losses and credits and $30,000 for depreciation.

Due to the uncertainty of the utilization of the net operating loss carryforwards, a valuation allowance has been provided for against the deferred tax assets.

Value of deferred tax assets	$ 4,365,000
Valuation allowance	(4,365,000)
Net deferred tax assets	$ 0

(18)   Subsequent Events

Issuance of common stock and additional funding

In February 2019, the Company issued 25,000 shares of common stock to an existing investor for $20 per share or $500,000.

In February 2019, the Company signed an agreement with Netcapital Funding Portal, Inc. to raise capital from eligible investors under the Securities Act of 1933, Regulation Crowdfunding, which was adopted by the Securities and Exchange commission in 2015. The offering for common stock went live on March 14, 2019.

Debt and other commitments

In March 2019, the Company and Maine Technology Institute entered into a Second Allonge to the Note Purchase Agreement, outlining a quarterly repayment schedule and extending the maturity date to April 30, 2020.

In April 2019, the Company entered into an exclusive relationship with Warbird Capital to offer leasing solutions as an option to customers.

(18) Subsequent Events – continued

General

The Company has evaluated subsequent events from the balance sheet date through April 25, 2019, the date on which the consolidated financial statements were available to be issued and has determined that (except as noted above) there are no subsequent events that would require recognition or disclosure.